Exhibit 99.1

Castor Maritime Inc. Announces Delivery of the M/T Wonder Sirius
Limassol, Cyprus, March 23, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announces that, on March 22, 2021, it took delivery of the M/T Wonder Sirius, the 2005 Korean-built Aframax LR2 tanker it had agreed to acquire as previously announced on February 11, 2021.
The M/T Wonder Sirius is currently employed under a time charter contract with minimum duration of about one year at a minimum gross daily hire of $15,000. The M/T Wonder Sirius acquisition was financed in its entirety with cash on hand.

Petros Panagiotidis, Chief Executive Officer of Castor, commented:
“We are pleased to announce the successful delivery of the M/T Wonder Sirius, the second of our two Aframax LR2 tankers. These timely acquisitions into the tanker sector diversify our revenue sources while the attached charters provide us with cashflow security throughout 2021.
Our two tankers are projected to generate in aggregate, assuming no off-hire days, approximately $10 million of gross revenues for the minimum scheduled period of the charters, or approximately $21 million should the charterer exercise their options to extend both charters by an additional one-year term. These figures do not take into account any profit sharing that may apply above the minimum daily hire of $15,000.”
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.
On a fully delivered basis, Castor will have a fleet of 14 vessels, with an aggregate capacity of 1.3 million dwt, consisting of 1 Capesize, 5 Kamsarmax and 6 Panamax dry bulk vessels and 2 Aframax LR2 tankers. Where we refer to information on a “fully delivered basis”, we are referring to such information after giving effect to the successful consummation of our recent vessel acquisitions.
For more information please visit the Company’s website at www.castormaritime.com
Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com